

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2022

Bo Karmark
Chief Financial Officer
Evaxion Biotech A/S
Dr. Neergaards Vej 5F
2970 Hørsholm
Denmark

> **Re: Evaxion Biotech A/S**
> **Registration Statement on Form F-1**
> **Filed July 7, 2022**
> **File No. 333-266050**

Dear Mr. Karmark:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:    Dwight A. Kinsey, Esq.